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                                 WT MUTUAL FUND
                            1100 North Market Street
                           Wilmington, Delaware 19890

                                                                  August 7, 2001

U.S. Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention::       Mary Cole Esq.
                  Division of Investment Management

Re:      Withdrawal of Registration Statement on Form N-1A of
         WT Mutual Fund (the "Trust")
         File No.:  333-64922
         Accession Number:  0000912051-01-523457

Dear Ms. Cole:

         Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the "1933 Act"), the Trust hereby applies for an order of the Securities and Exchange Commission (the "SEC") granting withdrawal of the registration statement filed via EDGAR on Form N-1A under the 1933 Act (File No. 333-64922) (the "Registration Statement") on July 11, 2001 under its EDGAR access codes (Accession No. 0000912051-01-523457) (the "Application").

         The Registration Statement is that of another registrant which, due to a clerical error, was inadvertently filed under the Trust's EDGAR access codes. The Registration Statement was resubmitted July 12, 2001 under the correct registrant and EDGAR access code (Accession No. 0000912057-01-523474) Therefore, the Registration Statement has not been declared effective and is currently awaiting your review. No securities have been sold in connection with either filing.

         For this reason, the Trust believes that withdrawal of the Registration Statement is the appropriate course of action. The Trust further believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.

         Please contact Joseph Del Raso at 215.981.4506 or P. Thao Le at
215.981.4135 with any questions you may have concerning this Application.

Very truly yours,

/s/John R. Giles
Vice President